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                     Filed by Maxtor Corporation (Commission File No. 000-14016)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                            Subject Company: Quantum Corporation
                                                 (Commission File No. 000-12390)


MIKE CANNON, PRESIDENT AND CEO OF MAXTOR CORP.

Thank you. Good afternoon and welcome everyone to Maxtor's fourth quarter conference call.

With me today are Paul Tufano, our CFO, and Vic Jipson, president of the Maxtor Network Systems Group. I'd also like to introduce Jenifer Kirtland, who recently joined us as Senior Director of Investor Relations. Before we begin, I'd like to have Jenifer read our "Safe Harbor" statement. Jenifer.

Thanks, Mike. Good afternoon.

Before we begin our call today, I would like to remind you that we will be making forward-looking statements in both prepared remarks and in answers to questions. These remarks will include comments on the first quarter outlook and remarks related to the pending combination with Quantum's Hard Disk Drive Group. These statements are based on current expectations and are subject to risks and uncertainties, which could materially affect the company's results. These risks include, but are not limited to, market demand for hard disk drives and network server appliances, the company's ability to execute future production ramps and product qualifications, the growth of the NAS market, the company's ability to be successful in that emerging market, the availability of components, actions of competitors, the overall pricing environment, the company ability to utilize manufacturing assets efficiently, changes in the competitive position of the company's key customers, and general market conditions. The risks regarding the consummation of the combination with Quantum HDD include, but are not limited to, receipt of stockholder approval, the ability to successfully integrate the businesses of Quantum HDD and Maxtor, costs related to the merger and labor integration issues. More details on these factors and other factors which could cause actual results to differ materially are contained in reports the company has filed with the SEC, including, Maxtor's most recent 10K and 10Qs and the recently filed registration statement on Form S-4 related to the combination with Quantum HDD. We undertake no obligation to update our forward-looking statements to reflect subsequent events or circumstances.

Now, I'd like to turn the call back to Mike Cannon. Mike...

Thanks, Jenifer. This afternoon, Maxtor released its fourth quarter earnings results. It was an excellent quarter for the company. Revenue was $727 million, which is a 17% increase above the revenue in the third quarter. We reported net income of $5.0 million, or four cents per share. Included in the results is a $7.7 million pre-tax charge to settle a long-standing legal dispute with StorMedia Incorporated. Excluding this charge, net income would have been $12.1 million and earnings per share would have been 10 cents.

During the fourth quarter, we shipped 7.4 million units compared with 6.5 million in the third quarter. Our average selling price in the fourth quarter increased to $98 compared with $95 in the third quarter. The gross profit margin was 14.5%.

The fourth quarter was characterized by unseasonably soft demand for PCs. However, for the hard disk drive industry, various component shortages



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resulted in a supply-constrained market. Success in this environment favored the hard drive manufacturers who could resolve their component issues quickly, ramp production on new products, and manage the supply chain to meet customer demand.

I am very pleased that once again Maxtor successfully rose to the challenge and executed extremely well. We were able to resolve our component constraints earlier than we had anticipated. We transitioned to the 20 GB per disk products at an exceptionally fast pace and these products represented in excess of 65% of our revenue in the fourth quarter. As a result, we were able to raise prices on constrained capacity points across all sales channels, and we saw industry pricing improve from the extraordinarily low levels of the third quarter.

While the supply-constrained environment allowed us to "claw back" some price on constrained capacity points, it is unfortunate that the pricing was as low as it was entering the fourth quarter. This situation resulted, in large part, from the practice of announcing products early and pricing them as if they were in volume production well before they actually begin to ship.

As we previously noted, Maxtor was the time-to-market as well as the time-to-volume leader with the 20 GB per disk capacity. Our 5400 rpm DiamondMax 80 remains the highest capacity disk drive available today at 80 GB of storage. In November, we were the first manufacturer to ship a 20 GB per disk 7200 rpm offering with our DiamondMax Plus 60, with 60 GB of capacity.



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We also successfully introduced new products into the retail channel. In the fourth quarter, we saw good consumer demand for our recently-introduced 1394 External Storage device and related accessories, including PCI adapter cards. This product is targeted at individuals working with storage applications such as video editing, MP3 music downloads, and graphic design. Our 1394 product received very favorable reviews in PC World and MacWorld. It was also one of the three featured "Products to Watch" in the peripherals section of Fortune's Tech Buyer's Guide in November. These new consumer products have enabled us to increase our shelf space at retailers such as Staples, CompUSA, Best Buy and Circuit City, helping us to continue to build the Maxtor brand name with consumers.

Our MaxAttach line of network attached storage servers continues to gain momentum. During the fourth quarter, MaxAttach generated $5.9 million in revenue, a 22% increase over revenue of $4.9 million in the third quarter. Gross profit margins exceeded 35%. Network attached storage remains an important strategic focus for the company. Our MaxAttach 4000, with its record setting 320 GB of storage in a 1U configuration, continues to be well-received, and we are working on additional products and refinements to address the expanding storage needs of the corporate and ISP markets.

Now, I'd like to provide an update on the merger with Quantum HDD. We cleared the regulatory hurdles in December, with Hart-Scott-Rodino clearance and European Union approval of the transaction. Once the SEC has declared the registration statement that was filed in December effective, it will be mailed to shareholders of Maxtor and Quantum. The shareholder meetings for both will be set for approximately 35 to 45 days after the mailing of the



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registration statement. We anticipate that, with stockholder approvals, the transaction will close in late March or early April.

Now, I'd like to turn the call over to Paul Tufano to give you more details on the financials.

PAUL TUFANO, CFO

Thanks, Mike. I'll take a few minutes to go through some of the details of the P&L and then the balance sheet.

As Mike mentioned, sales in the fourth quarter were $727.2 million, an increase of 17% from third quarter sales of $619.3 million.

Shipments to OEMs totaled 67% of sales in the fourth quarter. Dell represented 10% of our total fourth quarter sales volume.

Distributors were 24% of sales and retail was 9% of the total.

The geographic breakdown was as follows: domestic sales were 46%, Europe represented 25%, Asia Pacific and Japan were 26%, and the balance was Canada and Latin America.

Unit shipments totaled 7.4 million in the fourth quarter, an increase of 14% from the 6.5 million units shipped in the third quarter.



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The gross profit margin at 14.5% was a significant improvement from our third quarter's 10.2%. Our Average Selling Prices increased to $98 from $95 in the third quarter.

Operating expenses were $101.2 million in the fourth quarter. Included in this number was the $7.7 million pre-tax charge for the settlement of a lawsuit with StorMedia.

Net income in the fourth quarter was $5.0 million, or 4 cents per share on a diluted basis. Excluding the charge for the legal settlement, earnings per share would have been 10 cents.

Now turning to our balance sheet:

Cash and marketable securities were $376 million at the end of the fourth quarter, an increase of $25 million from the $351 million at the end of the third quarter. During the quarter, we also used approximately $16.5 million in cash to pay expenses associated with the Quantum HDD merger.

Accounts receivable were $285 million compared to $268 million last quarter. Domestic Sales Outstanding were 36 compared to 39 in the third quarter.

Inventory totaled $106 million compared with $107 million at the end of the third quarter.

The breakdown of inventory is as follows:



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-   Raw materials were $34 million;

-   Work In Progress was $8 million; and

-   Finished Goods Inventory was $64 million.

Inventory turns were 23.3 annualized compared with 21.6 in the third quarter.

Capital spending totaled $30.7 million in the fourth quarter compared with $45.7 million in the third. Depreciation and amortization was $22.3 million.

That concludes my comments on the fourth quarter financial results. Now I'd like to provide some insight into our financial expectations for the first quarter of 2001. In light of the softness in the overall PC industry and the limited visibility on demand, our current expectations are as follows:

We expect shipments of hard drives to be between 6.9 and 7.1 million units.

We expect revenue to be between $655 and $675 million.

We anticipate that our gross margin will be in the mid 13 percent range.

These result in net income for the first quarter of between breakeven and a net loss of $6 million.

With basic shares outstanding of approximately 116.7 million, this would translate to between a breakeven eps to a net loss of $(0.05) per share.



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Now I'd like to turn the call back to Mike.

MIKE CANNON

Thanks Paul, I would now like to make several summary remarks before we open the call for questions. The biggest factor influencing our outlook for the first quarter is the lowered demand forecasted by all major PC manufacturers. We are responding to this at Maxtor by lowering our build schedules accordingly, and we will monitor our inventory levels around the world on a daily basis.

If the drive industry as a whole responds to this lower demand environment with a proportional reduction in supply, I believe the industry can avoid the debilitating levels of price reduction experienced through most of last year.

Rest assured that at Maxtor we will continue our relentless focus on execution and increasing customer satisfaction. We are also continuing our strategic investment in network attached storage and consumer electronics markets where we remain optimistic about the future growth opportunities.

Operator, I would now like to open the call up for questions.

JOHN DEAN, SALOMON SMITH BARNEY: Couple of questions here. One just into the pricing, that Mike you mentioned that if the industry can play the game straight, what are you seeing in the first couple of weeks into the quarter and are you seeing any kind of different action from Seagate than you might have seen of them as a public company?

PAUL TUFANO: With regard to pricing in the first quarter, we definitely have seen pricing in the first several weeks heat up a little more than we saw throughout the fourth quarter. We're seeing some deterioration in pricing. I'd rather not characterize actions of competitors.

JOHN DEAN: OK, second of all there was a rumor floating around that maybe one of the bigger enterprise drive companies had something new and pretty sexy in the IDE area. Might as well say it's IBM. Have you guys seen any kind of proposals out there with your customer base?

MIKE CANNON: No we haven't John.

JOHN DEAN: And then lately, we're working with 4 different private companies that have massive storage subsystems build off of IDE drives which I think is a real change from either the SCSI or Fiber Channel drives.

1)   Are you seeing those kinds of opportunities and

2) Could that potentially help in terms of your product over the next couple of years?

MIKE CANNON: Yeah, most definitely. We have been working for quite some time actually, John, on getting the IDE interface adopted by storage subsystem kinds of applications. I think we're having success with that and I think you'll definitely see that trend in the future. IDE performance as you know has improved significantly over the years and it also delivers at a highest capacity in the space available at the lowest cost per gigabyte. So we think it's got a lot of future to it. We think we're very well positioned to enjoy that with our high capacity designs.

JOHN DEAN: Great. Thanks a lot.

BILL LEWIS, JP MORGAN H&Q: Great job, you guys. Just a little bit on the outlook. Can you talk a little bit about what you think inventory levels look like now? Sounds like you've taken steps to reduce your bill plan. If you have any thoughts on what the demand side looks like beyond kind of what you're seeing in January?

PAUL TUFANO: With regards to inventory, first of all from Maxtor's standpoint, we ended the year and quarter with inventory at the lowest level we've seen in the past two years and we believe that that will bode well for us. I think that inventory in the channels was a little bit heavier than we would have liked to have seen. I think that the real thing to watch out for is not so much on inventory existing today but what's going to happen, as Mike indicated, with the build schedule going forward and with the demand that will materialize. That's the real question-- will the demand soften faster than the ability to realign build schedules?

BILL LEWIS: Can you talk about the component issues that were really plaguing you and others in the fourth quarter and how well you have navigated and if you think they've persisted at all for you or the industry?

MIKE CANNON: Well Bill, I can talk about our component issues. We had an issue with a pre-amp component. We were able at Maxtor to really avert that shortage by successfully designing in another component, which we happened to also have in use. So I think that great work by the engineering team enabled us to really side step that particular problem. As for the other competitors, I don't think that it's fair for me to comment because most of them have been pretty frank about it.

BILL LEWIS: I guess if you gave any kind of an outlook for '01, it's hard to do at this point. What's your sense of the way the year's starting out compared to last year?

PAUL TUFANO: Last year we had an exceptionally strong first quarter primarily driven by consumer demand for multimedia machines. It's only been two weeks into this quarter, but looking at the announcements by variety of PC manufacturers, especially those in the consumer space, I think we have to be realistic that this first quarter will not be a repeat of last first quarter-that demand will be softer. Having said that, I think with the limited visibility we have today, it's a fluid environment. It can change throughout the course pretty rapidly. I don't think standing here today we say it's as robust as it was a year ago at this time.

BILL LEWIS: I guess the point I'm trying to get to is, you were very conservative entering the last quarter and obviously you exceeded kind of all your goals on the unit shipments and operating performance. I'm trying to get a sense of how much you are being similarly conservative or how much the outlook has changed.

MIKE CANNON: Yeah, Bill, this is Mike. We didn't intentionally go on the course of being conservative. We were really faced with a significant component issue that we thought was going to significantly limit our ability to produce products that we had anticipated. It was extraordinary effort during the quarter that allowed us to dig out of that. We have been giving you the view as we see it today. As Paul said two weeks into the quarter, there's not a heck of a lot we can see to predict what's going to happen later in the quarter.

BILL LEWIS:  All right, thank you very much.

ROB CIHRA, ING BARINGS: Hi, nice quarter. I have a couple of questions if that's all right. You say that 20 gigabyte per platter drives were over 65% of your revenue mix. Can you talk about the 7200rpm drive as a percent of mix. And then two other things:

1)   If you have a headcount number on the quarter and

2) Finally, this is for Paul I guess, can you just go through real quickly that 7.7million charge, where that shows up, because I can't reconcile exactly. Maybe it's just because it needs more digits or where the tax is?

PAULTUFANO: As a percentage of revenue, we did see a shift backward toward 5400 and 5400 was approximately 70% of revenue in the quarter. 7200 was about 30% of the revenue. So that was down slightly from the third quarter. So we did see a mix down. I think that primarily had to do with PC manufacturers trying to get the lowest cost into their systems to maximize sales. With regard to headcount, the headcount in the company did not change that dramatically. From quarter to quarter we ended up with about 8600 employees worldwide. I will tell you that 7000 of those are in manufacturing in Singapore. So domestic employees are about 1600 and that is virtually flat with end of third quarter. We booked the $7.7 million charge in G&A for legal fees.

ROB CIHRA: So should we us the 5% tax rate for the operating number?

PAUL TUFANO: Yes, approximately.

ROB CIHRA: Ok, thank you and great quarter.

KIMBERLY ALEXY, PRUDENTIAL: Can you hear me ok?

MIKE CANNON: Just fine, Kimberly.

KIMBERLY ALEXY: Is it fair to say that with the deal probably not closing till the end of the first quarter that your first opportunity to influence the Quantum build plan would not be occurring until sometime early in quarter two?

MIKE CANNON: That would be an accurate statement.

KIMBERLY ALEXY: The question is I guess we've been hearing about the likelihood of a Seagate 40gig desktop offering sometime in the first half as opposed to the industry transitioning their way towards the 30. If you could just comment on that, not necessarily on whether or not you think that's happening, but if that were to occur, what do you think that has the potential to do to the competitive dynamics of the market? Second question is that you did mention the channel inventory level coming up a bit higher. If you could just quantify where you think your channel levels are and maybe where the industry stands at this point?

MIKE CANNON: OK, what I expect we're going to see with regard to higher capacities are that some companies may choose to deliver 30gig capacity before their 40gig. Some companies may elect to go from 20gig to 40gig. As you know commercial applications will generally favor going from 20gig to 40gigs. Consumer applications at a 30gig capacity point can have a significant opportunity and I think we understand what's going to happen out there in the future and, without making inappropriate product announcements, I think we are well positioned accordingly.

PAUL TUFANO: With regard to channel inventory, we exited the quarter slightly above four weeks, which is higher than we were at at the end of third quarter. My sense is and I don't have any quantitative data, but my sense is that the channel is slightly higher than that of maybe 5 to 7 weeks.

KIMBERLY ALEXY: OK, thank you.

DAVID DAGLIO, BOSTON COMPANY: Another good quarter Mike.

MIKE: Thanks.

DAVID DAGLIO: A couple of questions for you. On the product integration, and Kimberly kind of hit on it, kind of guide us through the roadmap, if you will, on what you expect to happen, maybe not in a detailed level. I know you don't want to get into announcements, but what's going to happen on the product side of the Maxtor integration with Quantum? And then, talk about your plans on what you see is going to happen to mobiles and other sorts of drives. There are a lot of people doing two and half inch and one and a half-inch, all kinds of stuff. And the final one is on the MaxAttach. You know if I kind of look at sequential numbers, and it's not a huge huge increase and I kind of wonder if you are satisfied with the number. What your expectations were vs. you know, is the market not ready to buy yet or what's happening there?

MIKE CANNON: OK, with regard to the integration of the product roadmap after the merger closes. There are a number of areas where we have been very careful on how we engage with Quantum. But, in the future product planning, we have no restrictions, and the teams have been working very closely together on analyzing those strategies. There's not a lot I can say or that would be appropriate for me to kind of announce on that other than to say that the way we are approaching this is with the first consideration of insuring that what we do is transparent to our customers. The last thing that I want to do is to make a move that will expose the combined companies share with key customers. This will be a gradual process with a very definitive end game and we know where we want to go with it. And now we are working with customers and engineering teams to look at the various stages of how that's going to evolve. I'm very pleased with the progress.

DAVID DAGLIO: Is the end game kind of in one year you're done with integration-two year's work is done in one?

MIKE CANNON: I think to put it in an overall prospective, it's a year plus kind of effort that I'm talking about. In the meantime, we are going to be looking at efficiencies and ways to exploit the advantages each company has. There are a lot of opportunities to do that. It's a big activity, it'll take time. We very clearly will not be done with that integration until into 2002.

DAVID DAGLIO: OK

MIKE CANNON: With regard to the other form factors, I'm not sure I exactly understood your question. You ask about two and a half and one and a half?

DAVID DAGLIO: Well people have talked about all kinds of stuff --10k, fiber channel. Just go through the technology roadmap from Quantum's point of view or actually Maxtor's.

MIKE CANNON: I think what we're seeing is that the Hard Disk Drive technology is applicable in increasing market segments and so what we're seeing in the industry is continuing additional segments coming into volume. So you certainly will see higher spindle speed products. You certainly will see lower form factors, small form factors and 2.5 is already 1.8 and there's already 1 inch. I think this is one of the really exciting aspects of the industry. That we have got capacity, performance and cost to levels where these devices can be used in multiple applications. So you'll see a proliferation of these kinds of new products I think in the future.

DAVID DAGLIO:  And it goes without saying that you'll be there?

MIKE CANNON: Well when we think the opportunity gets large enough, you could expect us to be there. That's absolutely right.

DAVID DAGLIO: And the final one is MaxAttach?

MIKE CANNON: On the MaxAttach I think we are pleased with the progress we made quarter to quarter. We had over 20% increase in revenue. So we're happy with that result. I always would like all aspects of the company to go faster but I think we're on a good path with MaxAttach and we're very optimistic.

DAVID DAGLIO: OK Thanks.

MARK MILLER, HOEFER & ARNETTE: Congratulations on the quarter. Just had a question about the lumpiness of your R&D expenses. Is this going to continue in the foreseeable future and at this level, do we anticipate some new products or is this mainly for the mass scale?

PAUL TUFANO: I guess it's a variety of things. I think that as you look at the quarter to quarter growth from 3rd quarter to 4th quarter, there's a little bit of an anomaly of engineering in that. In the 3rd quarter we didn't really have any new products. We launched them all in the 2nd quarter. In the 4th quarter we launched a bunch of new products. Whenever you launch new products, you have a significant amount of engineering build activity in R&D. So there's a natural quarter to quarter shift as a result of that. That was a fair amount of the engineering growth. In addition there continues to be some growth in the MaxAttach area as well.

MARK MILLER: Thank You.


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In connection with the proposed transaction, Maxtor has filed a registration statement on Form S-4 and Quantum has filed a proxy statement-prospectus, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus and other documents filed by Quantum and Maxtor with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement and other documents filed by Maxtor with the Securities and Exchange Commission may also be obtained from Maxtor by directing a request to Maxtor,
Attention: Jenifer Kirtland, 408-432-4270. Free copies of the proxy statement-prospectus and other documents filed by Quantum with the Securities and Exchange Commission may also be obtained from Quantum by directing a request to Quantum, Attention: Chris Golson, 408-894-5590.


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